VIA EDGAR

August 26, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    H. Roger Schwall
Assistant Director, Natural Resources

Re:                             Sundance Energy Australia Limited
SEC Comment Letter dated August 7, 2014
Registration Statement on Form 20-FR
Submitted July 11, 2014
File No. 000-55246

Dear Mr. Schwall:

Set forth below are the responses of Sundance Energy Australia Limited (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 7, 2014, with respect to the Company’s registration statement on Form 20-FR filed with the Commission on July 11, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).  At the request of the Staff, five marked copies of Amendment No. 1 will be hand delivered to you to show all changes made to the Registration Statement.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

633 17th Street	32 Beulah Road
Suite 1950	Norwood SA 5067
Denver, CO 80202	Australia

303.543.5700 [o]	+61 8 8363 0388 [o]
303.543.5701 [f]	+61 881320766 [f]
www.sundanceenergy.net	www.sundanceenergy.com.au
ACN 112202 883

Registration Statement on Form 20-FR Submitted July 11, 2014

General

1.              Please update your disclosure throughout the filing to discuss the sale of your remaining Bakken assets as announced by you on July 29, 2014. For example, please provide such disclosure within your discussion of recent developments on page 7, your discussion of recent acquisitions and divestitures in several locations, your footnotes to various tables that state your Bakken assets are expected to be divested during 2014, and your pro forma financial statements if required.

Response:  We have revised our disclosures to give effect to the sale of our remaining Bakken assets.  Please see pages 8, 29, 31, 34, 35, 36, 50, 51, 52 and 84.

We also advise the Staff that an update to our pro forma financial statements was not required pursuant to Rule 3-05 and Rule 11-01(b)(2) of Regulation S-X as the sale of our Bakken assets did not represent a significant disposition under any of the tests prescribed by Rule 1-02(w) of Regulation S-X.

Preliminary Unaudited Financial and Operational Information for the Three-Month Period Ended March 31, 2014, page 7

2.              Please update to provide the information for the three-month period ended June 30, 2014.

Response:  We have updated our preliminary unaudited financial and operational information for the three- and six-month periods ended June 30, 2014.  Please see pages 7 and 8.

Information on Sundance, page 29

Business Overview, page 30

Proved Undeveloped Reserves, page 32

3.              The 6,123 MBoe increase in proved undeveloped reserves for the period ending December 31, 2013 appears to be the net amount resulting from two separate and offsetting causes. Please clarify for us and expand your disclosure to quantify the net change relating to each of the separate causes identified.

Response:  We have revised our disclosure as requested by the Staff.  Please see page 32.

4.              We note that for the twelve months ending December 31, 2013 you converted 23 MBoe of your proved undeveloped reserves and incurred capital expenditures of $4.1 million as compared to the 461 MBoe converted and capital expenditures incurred of $9.3 million for the six months from June 30, 2012 to December 31, 2013. Item 1203(c) of Regulation S-K requires that you discuss the progress made during the year to convert proved undeveloped reserves into proved developed reserves. Please clarify for us and expand your disclosure to explain the apparent difference between the periods. As part of your explanation, also address the apparent inconsistency between the amounts of proved undeveloped reserves converted and the associated capital expenditures incurred during 2013 and your disclosure elsewhere on pages 49 through 50 of the 102 gross (58.6 net) wells drilled and the approximately $219.1 million dollars spent during 2013.

Response:  We have revised our disclosure as requested by the Staff.  Please see page 32.

Internal Controls Over Reserves Estimation Process, page 33

5.              Please expand the disclosure of the internal controls used in your reserves estimation effort to provide the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing on Form 20-FR. Refer to the disclosure requirements set forth in Item 1202(a)(7) of Regulation S-K.

Response:  We have revised our disclosure as requested by the Staff.  Please see page 34.

Operating and Financial Review and Prospects, page 50

Estimates of Reserve Quantities, page 56

6.              We note your disclosure on pages 56, F-78 and F-139 that “for purposes of the calculation of amortization (depletion), and depreciation expense and the assessment of possible impairment of assets, management prepares reserve estimates that conform to guidelines prepared by the Society of Petroleum Engineers” and the related disclosure on page F-21 that “management prepares reserve estimates which conform to guidelines prepared by the Society of Petroleum Engineers.” Please clarify for us the material differences between your estimates based on the guidelines prepared by the Society of Petroleum Engineers and such estimates prepared to conform to the definitions contained in Rule 4-10(a) of Regulation S-X.

Response: We have revised our disclosure as requested by the Staff.  Please see pages 57, F-21, F-79 and F-140.

Appendix A

Glossary of Selected Oil and Natural Gas Terms, page A-1

7.              Please revise your definition of proved undeveloped reserves to conform to the definitions of proved and undeveloped reserves in Rule 4-10(a) of Regulation S-X.

Response:  We have revised the definitions of proved and undeveloped reserves as requested by the Staff.  Please see page A-4.

Sundance Energy Australia Limited

Consolidated Financial Statements for December 31, 2013 and the Year Then Ended

Note 37 - Unaudited Supplemental Oil and Gas Disclosures, page F-61

Oil and Gas Reserve Information, page F-61

8.              The disclosure provided on page F-63 does not appear to provide an explanation of the significant changes for line items relating to the 2012 extensions and discoveries, purchase and sales of reserves in-place and the 2013 purchase and sales of minerals in-place. Please advise or expand your disclosure to comply with the requirements set forth in FASB ASC paragraph 932-235-50-5.

Response:  We have revised our disclosure as requested by the Staff.  Please see page F-63.

Armadillo Petroleum Ltd (Formerly Texon Petroleum Ltd)

Consolidated Financial Statements for December 31, 2012 and 2011 and the Years Then Ended

Note 31 - Unaudited Supplemental Oil and Gas Disclosures, page F-210

Oil and Gas Reserve Information, page F-210

9.              Please expand the disclosure on page F-211 to include an explanation for the significant changes in net quantities of proved reserves for each of the periods disclosed. Refer to the requirements set forth in FASB ASC paragraph 932-235-50-5.

Response:  We have revised our disclosure as requested by the Staff.  Please see page F-212.

As requested in your letter, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (303) 543-5700 or William D. Davis II of Baker & McKenzie LLP at (713) 427-5000.

Very truly yours,

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
Name:	Eric P. McCrady
Title:	Chief Executive Officer

cc:                                Michael Fay (Securities and Exchange Commission)
Mark Wojciechowski (Securities and Exchange Commission)
John Hodgin (Securities and Exchange Commission)
Paul Monsour (Securities and Exchange Commission)
Cathy Anderson (Sundance Energy Australia Limited)
William D. Davis II (Baker & McKenzie LLP)
Andrew S. Reilly (Baker & McKenzie LLP)